

OFFERING MEMORANDUM

facilitated by



# Enotap LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

### (A) The Company

| | |
|---|---|
| Name of Company | Enotap LLC |
| State of Organization | RI |
| Date of Formation | 03/23/2018 |
| Entity Type | Limited Liability Company |
| Street Address | 310 Bourne Ave Bldg 82, Rumford RI, 02916 |
| Website Address | www.anchorhopewine.com |

### (B) Directors and Officers of the Company

| Key Person | | Marissa Stashenko |
|---|---|---|
| Position with the Company | | |
| | Title | Co-Owner |
| | First Year | 2018 |
| Other business experience (last three years) | | *Co owner of Anchor and Hope, 2018 - present* |

| Key Person | James Davids |
| --- | --- |
| Position with the Company<br><br>Title<br>First Year | <br><br>Co-Owner<br>2018 |
| Other business experience<br>(last three years) | *Co Owner of Anchor and Hope 2018 -*<br>*Present* |

## (C) Each Person Who Owns 20% or More of the Voting Power

| Name of<br>Holder | % of Voting Power<br>(Prior to Offering) |
| --- | --- |
| Marissa<br>Stashenko | 44% |
| James Davids | 44% |

## (D) The Company's Business and Business Plan

The Location

Anchor & Hope is located at Phillipsdale Landing, a historic copper wire mill in Rumford, RI. 150 year old red bricks and patinated metal line a quiet and serene waterfront along the Seekonk River.

- Swans, herrons and eagles move across water and sky, as schools of Bluefish and Striped Bass make their way into the shallows.
- The complex is thriving with creativty: our neighbors include artisan woodworkers and sculptors, a leather shop, fitness studios and a community non-profit market.
- Located within the Southern New England AVA and close to local vineyard sites along the coast of MA/RI/CT.
- 10 minutes to Providence / 1 hr to Boston.

Our Story

James Davids (California native and traveling winemaker) and Marissa Stashenko (Massachusetts native, entrepreneur and marketer) left California in 2018 to build a winery in Providence, RI. Anchor and Hope produces and imports wines in collaboration with farmers and winemakers the team has worked with over the years. The vineyards are located in Rhode Island, Massachusetts, New York, California, Oregon and Germany. Quality, sustainability and value are core to the brand alongside simple, truthful marketing.

- Anchor & Hope wines are currently available in retail shops and restaurants throughout RI, MA, ME, NY, CT and SC in kegs, cans and bottles.
- The company is at the forefront of modern packaging trends with their focus on packaging their wines into kegs and cans. Both of which are more sustainable, economical and convenient than bottles in many situations.
- The tasting room will feature unique products made from locally grown grapes. These wines include sparkling wines like Piquette and Pétillant Natural, as well as still wines from both

vinifera and hybrid varietals.

- The tasting room is an opportunity for the company to educate patrons on sustainable winemaking in a challenging climate for growing grapes.

The Team

James Davids, Co-Owner / Winemaker / Production

- UC Davis Viticulture and Enology graduate with 20 years of experience in the wine industry (US and abroad), including founding and operating Oro En Paz Winery in San Francisco.

- 4 years as winemaker for our current supplier Groehl in Germany.

Marissa Stashenko, Co-Owner / President

- Babson MBA w/ 15+ years of Marketing & Sales experience and a strong entrepreneurial drive.

- Experience working on large retail and entertainment brands: Gap Inc, Shutterfly, Eddie Bauer, Harry & David, Netflix, ABC, NBC

- International experience in the equestrian industry (worked for member of the US Olympic Team)

Brian Hart, Assistant Winemaker / Brand Rep

- Graduated from Johnson Wales University with a business degree, concentration in entrepreneurship and minor in sommelier.

- Wine sales experience

- Extremely hardworking and passionate

- The tasting room has a view into the production area, so that guests can see the barrels and tanks, and generally what is going on in the cellar on any given day.
- Most available beverages will be served on tap, as a goal is to always be as environmentally friendly as possible.

The Space

- The back 4,000 SF of our 15,000 SF space is dedicated for the tasting room.
- There is a glass wall that provides a beautiful view of the river.
- There is an additional 1,400 SF of outdoor space that will be available for guests, weather permitting.

Over the past two years, the most asked question from customers has always been: 'Do you have a tasting room?' Or 'Are you going to open a tasting room?' The answer is finally YES!

Timing

- Aiming to be open by Summer 2022

The Vision

This waterfront vista is the perfect spot to take in the scenery and enjoy wine and food with

friends. While a wine experience is at the core, it's not just about wine. This space will offer much more to both patrons and the community:

- Wine Tasting Room
- Café
- Gourmet Market (w/ a focus of sourcing from local vendors)
- Event Space
- Arts / Performing Arts Venue
- Culinary Center / Pop-Up Kitchen
- Community Meeting Space
- Winemaking & Wine Appreciation Classes

The Opportunity

- Limited local wineries, none in Providence or East Providence
- Demand for Anchor & Hope to have a tasting room from loyal customer base
- Universal interest in wine and wine education
- Lack of small to medium sized event spaces and venues
- Provides a stage for start up food businesses, up & coming chefs, musicians & artists
- Demand for more cafés, work spaces, and indoor public meeting spaces
- Helps support other local producers

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $100,000 |
|---|---|
| Offering Deadline | June 3, 2022 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
|---|---|
| What is the maximum you will accept in this Offering? | $250,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Tasting Room Build-Out | $94,000 | $235,000 |
| Inventory | $0 | $0 |
| Mainvest Compensation | $6,000 | $15,000 |
| TOTAL | $100,000 | $250,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to

the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

## Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 2.0 - 5.0%[2] |
| Payment Deadline | 2027-01-01 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.7 x<br>1.5 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 1.4% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $100,000 | 2.0% |
| $137,500 | 2.8% |
| $175,000 | 3.5% |
| $212,500 | 4.2% |
| $250,000 | 5.0% |

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | These Securities Have Voting Rights |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

| | |
|---|---|
| Name of Security | Limited Liability Company Interests (Non-Voting) |
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | These Securities Do Not Have Voting Rights |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Marissa Stashenko | 44% |
| James Davids | 44% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|---|---|---|---|---|
| CIC SBA 7A Loan | $250,000 | 7% | 06/07/2031 | |
| SBA EIDL Loan | $20,800 | 3.26% | 03/01/2050 | |
| Wine Press Lease | $38,239 | 8.96% | 08/01/2024 | |
| F&F Loan - Stashenko | $100,000 | 4% | 02/01/2028 | Flexible terms |
| F&F Loan - Sevilla | $70,000 | 3% | 02/01/2028 | Flexible terms |
| F&F Loan - Abra | $10,000 | 3% | 12/31/2022 | |
| F&F Loan - Bozanich | $7,500 | 3% | 08/20/2022 | |
| Company Truck Loan | $46,128 | 2.79% | 09/24/2026 | |

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Anchor & Hope (Enotap LLC) was established in March 2018 and has since achieved the following milestones:

- 2018 - Established business, obtained federal, state and local licenses, made wine during 2018 harvest, built out 5k SF production facility in Rumford RI.

- 2019 - Launched with our wines in kegs only in August of 2019 and generated $37k in revenue Aug - Dec 2019 via self distribution only.

- 2020 - Grew sales to $404k. Started packaging/selling our wines in bottles & cans (in addition to kegs). Partnered with a distributor for MA/ME/RI in January, then NY/CT in November. Hired our first full time employee in November 2020.

- 2021 - Held onto market share despite challenging pandemic conditions (achieved $441k in revenue). Moved to 15k SF space and began developing plans for community/event space.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $983,500 | $1,971,000 | $2,814,800 | $3,339,720 | $4,053,522 |
| Cost of Goods Sold | $377,282 | $532,630 | $772,869 | $1,013,276 | $1,309,164 |
| Gross Profit | $606,218 | $1,438,370 | $2,041,931 | $2,326,444 | $2,744,358 |
| EXPENSES |  |  |  |  |  |
| Rent | $73,713 | $75,588 | $82,500 | $82,500 | $82,500 |
| Utilities | $24,000 | $24,000 | $24,000 | $24,000 | $24,000 |
| Salaries | $158,200 | $276,000 | $450,000 | $550,000 | $700,000 |
| Operating Costs | $62,059 | $64,900 | $75,100 | $96,500 | $102,500 |
| Advertising & Marketing | $46,500 | $54,000 | $62,000 | $73,500 | $85,000 |
| General & Admin Expenses | $43,620 | $49,824 | $57,900 | $62,400 | $76,900 |
| Legal & Professional Fees | $6,000 | $14,000 | $20,000 | $35,000 | $35,000 |
| Operating Profit | $192,126 | $880,058 | $1,270,431 | $1,402,544 | $1,638,458 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify

you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

## Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $320,039.00 | $169,532.00 |
| Cash & Cash Equivalents | $52,653.00 | $10,293.00 |
| Accounts Receivable | $53,619.00 | $19,074.00 |
| Short-term Debt | $35,618.00 | $47,485.00 |
| Long-term Debt | $234,599.00 | $249,171.00 |
| Revenues/Sales | $403,383.00 | $37,463.00 |
| Cost of Goods Sold | $212,885.00 | $14,218.00 |
| Taxes Paid | $6,531.00 | $1,810.00 |
| Net Income | $25,635.00 | $-126,816.00 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V